United States securities and exchange commission logo





                            November 1, 2023

       James Kehoe
       Chief Financial Officer
       Fidelity National Information Services, Inc.
       347 Riverside Avenue
       Jacksonville, FL 32202

                                                        Re: Fidelity National
Information Services, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 19, 2023
                                                            File No. 001-16427

       Dear James Kehoe:

              We have reviewed your October 19, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   1. We note your response to prior comment 1 that your 2022 Global Sustainability Report disclosed Scope 1, 2,
and 3 emissions "associated with" the Company's operations. We further note such
report reflects that your operations include greenhouse gas emissions relating to the
purchase of electricity, chilled water and steam consumed across your global facility
portfolio, including your data centers and facilities. Please explain in greater detail how you
determined that there was no increased demand for generation and transmission of energy
from alternative energy sources and discuss the potential adverse consequences to your
reputation resulting from your operations that produce greenhouse gas emissions.
 James Kehoe
Fidelity National Information Services, Inc.
November 1, 2023
Page 2

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameJames Kehoe                           Sincerely,
Comapany NameFidelity National Information Services, Inc.
                                                        Division of Corporation
Finance
November 1, 2023 Page 2                                 Office of Energy &
Transportation
FirstName LastName